Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement No. 333-147797 on Form S-4 and in the Registration Statement No. 333-152228 on Form S-3 of Vantage Drilling Company of our report dated July 25, 2008 (which report expresses an unqualified opinion and includes explanatory paragraph relating to the significant purchasing contracts to construct rigs described in Note 7 and financial support to finance the construction of such rigs described in Note 1 and 8) relating to the financial statements of Offshore Group Investment Limited as of December 31, 2007 and for the period from July 30, 2007 (date of incorporation) to December 31, 2007, appearing in the Current Report on Form 8-K/A of  Vantage Drilling Company dated August 25, 2008.

Deloitte & Touche

Taipei, Taiwan

The Republic of China

August 25, 2008